File No. 82-4668

05012467

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

RECEIVED
NOV 0 9 2005
203

4 November 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc - . Company no. 00912624 – RNS Announcement – Director/PDMR Shareholding – 04/11/2005.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

PROCESSED
NOV 1 0 2005
THOMSON
FINANCIAL

Jackie Stevens

Enc.

X:\Users\CompanySecretarial 050101\Plc\Letters\SEC Letters 2005\051104 - (Securities & Exchange Commission)(RNS Announcement).doc

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Director/PDMR Shareholding		14:01 4 Nov 05		

Full Announcement Text

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the *issuer*

TAYLOR NELSON SOFRES PLC

....

F/N: 82-4668

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

....

3. Name of *person discharging managerial responsibilities/director*

DAVID LOWDEN (DIRECTOR)

....

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

....

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

3 ABOVE

....

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES 5 PENCE EACH

....

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

DAVID LOWDEN

....

F/N: 82-4668

8 State the nature of the transaction

TRANSFER OF SHARES TO SPOUSE

....

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

....

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

....

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

150,000 (TRANSFER TO SPOUSE)

....

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.034%

....

13. Price per *share* or value of transaction

NIL - INTER VIVOS GIFT

....

14. Date and place of transaction

4 NOVEMBER 2004

....

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

COMBINED BENEFICIAL HOLDING OF 230,000 ORDINARY SHARES (UNCHANGED)

....

16. Date issuer informed of transaction

4 NOVEMBER 2005

....

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

N/A

F/N: 82-4668

....

24. Name of contact and telephone number for queries

IAN PORTAL, COMPANY SECRETARY, 0208 967 2196

....

Name and signature of duly authorised officer of *issuer* responsible for making notification

IAN PORTAL, COMPANY SECRETARY, 0208 967 2196

....

Date of notification

4 NOVEMBER 2005

....

END
END

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